The Way You Invest Matters(SM)

November 9, 2007

Securities and Exchange Commission

Office of Filings, Document Control

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Joint Insured Fidelity Bond
Domini Social Trust (f/k/a Domini Social Index Portfolio)
(File No. 811-5824)

Dear Sir/Madam:

On behalf of Domini Social Trust (f/k/a Domini Social Index Portfolio) and pursuant to the requirements of paragraph (g)(1) of Rule 17g-1 under the Investment Company Act of 1940, as amended, we are submitting to you herewith the following documents:

(i)	a copy of the Joint Insured Fidelity Bond, as amended (No. 621-3944);
(ii)

a certified copy of the resolution of a majority of the board of trustees who are not “interested persons” of Domini Social Trust approving the amount, type, form, and coverage of the joint insured fidelity bond and the portion of the premium to be paid by each investment company; and

(iii)	a copy of the amended agreement between Domini Social Trust and all the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1.

Domini Social Trust has authorized us to advise you as follows:

(i)	Domini Social Trust would have provided and maintained a single insured bond in the amount of $1,500,000 had it not been named as an insured under the Joint Insured Fidelity Bond.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: info@domini.com, URL: www.domini.com	DSIL Investment Services LLC, Distributor

The Way You Invest Matters(SM)

(ii)	Premiums have been paid on the Joint Insured Fidelity Bond for the period from November 1, 2007, to November 1, 2008.

Should you have any questions regarding this filing, please call the undersigned at (212) 217-1071.

Sincerely,

/s/ Maurizio Tallini
Maurizio Tallini, CPA Chief Compliance Officer

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: info@domini.com, URL: www.domini.com	DSIL Investment Services LLC, Distributor